FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 16, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS and Vodafone Expand Partnership Agreement, Will Rebrand MTS Ukraine

October 16, 2015

Mobile TeleSystems PJSC (NYSE:MBT; MOEX: MTSS) and Vodafone (NASDAQ: VOD) announced that they have agreed to extend their strategic partner market agreement and expand the scope of it in Ukraine, signifying a deeper relationship between the two companies in the country.  Under the new partnership, the companies will roll out 3G and develop a number of new services in the market using the Vodafone brand in Ukraine.

Both companies have been working together since the original partner market agreement was signed in 2008. Under this agreement, MTS has gained exclusive access to a range of products, services and devices from Vodafone for both consumer and corporate markets. It has also helped MTS leverage Vodafone’s expertise in marketing and deployment of new technologies.  This new agreement builds on and develops this long-standing partnership.

Vasyl Latsanych, MTS Vice President for Marketing, remarked, “Since MTS and Vodafone began our partnership, MTS has drawn on Vodafone support for a number of key strategic initiatives, including the introduction of data services throughout our markets. Now, with the emergence of 3G, is right time to deepen our partnership with Vodafone to take advantage of growth opportunities in the Ukrainian telecommunications market.”

Headquartered in Kiev, MTS Ukraine has more than 20 million customers and 3,800 employees.

The launch of 3G services under the Vodafone brand in Ukraine will commence in the coming months and will include the transition of MTS’s retail outlets and the majority of its dealerships.

Under this new strategic partnership, Vodafone will introduce a number of its services to the Ukrainian market which have proved extremely popular in Europe, including bundled offers, competitive long-distance international calls and worry-free roaming when abroad.

Ukrainian customers will also benefit from Vodafone’s extensive 3G experience when it launches the new technology in the coming months.  Vodafone, which has already rolled out 3G in 26 countries, will advise on network operation, network optimization and the introduction of high quality 3G services, including music and games applications for consumers.

Vodafone’s global 3G expertise will help expand access to the internet for Ukrainian consumers and businesses alike, giving a boost to the internet economy and helping to drive the next stage in the development of Ukraine’s telecommunications market.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “The new, enhanced agreement with MTS enables us to bring the best of Vodafone’s products and services to the people of Ukraine.  MTS Ukraine is building a high quality 3G network, which means Vodafone will launch in a strong position in the market.  Our deeper co-operation in the business — signified by the introduction of the Vodafone brand — will bring additional benefits to consumers and businesses as we focus on a successful launch of 3G data services and greater adoption of the mobile internet.”

MTS Ukraine General Director Oleg Prozhyvalsky said: “Undoubtedly, the launch of the Vodafone brand in Ukraine is the most significant event in the market over recent years.  Ukrainian customers will be able to get access to a wide range of 3G services already available in Europe and other Vodafone countries.  The implementation of the company’s unique global technological and marketing expertise in Ukraine will have a positive impact for consumers, enterprises and the economy.”

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers.  The Group operates in Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’s Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: October 16, 2015